EXHIBIT 99.1

News Release dated April 22, 2014, Suncor Energy to release first quarter 2014 financial results and hold Annual General Meeting of Shareholders

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2014 financial results and hold Annual General Meeting of shareholders

Calgary, Alberta (April 22, 2014) – Suncor Energy will release its first quarter financial results on Monday, April 28, 2014 at 8 p.m. MT (10 p.m. ET).

Following the release, a teleconference to review the first quarter will be held at 7:30 a.m. MT (9:30 a.m. ET) on Tuesday, April 29, 2014. Representing management will be Steve Williams, president and chief executive officer, and Steve Reynish, interim chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations, will host the call.

To participate in the teleconference:

•                  if calling from North America: 1 800-565-0813

•                  if calling from outside North America: +1 416-340-8527

To participate in the conference via webcast, go to suncor.com/webcasts.

An archive of the conference call will be available until May 6, 2014.

To access the archive:

•                  from North America: 1 800-408-3053 (pass code: 2659129)

•                  from outside North America: +1 905-694-9451 (pass code: 2659129)

Suncor Energy Annual General Meeting

Suncor will host its Annual General Meeting at 10:30 a.m. MT (12:30 p.m. ET). Media will be asked to show accreditation.

Tuesday, April 29, 2014

The Fairmont Hotel Macdonald

10065 – 100 Street N.W.

Edmonton, Alberta

The event will be webcast live on suncor.com/webcasts and archived for 90 days.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com